CLA STRATEGIC ALLOCATION FUND

17605 WRIGHT STREET, SUITE 2

OMAHA, NE  68130

January 21, 2015

VIA ELECTRONIC TRANSMISSION

Ed Bartz

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

CLA Strategic Allocation Fund - File Nos. 333-191970 and 811-22901

Dear Mr. Bartz:

Pursuant to Rule 461 under the Securities Act of 1933, CLA Strategic Allocation Fund (the "Registrant") and Northern Lights Distributors, LLC (the Registrant’s principal underwriter/distributor, hereby request that the Commission accelerate the effective date of Pre-Effective Amendment No. 3 to the Registrant's Registration Statement (the "Amendment"), which was filed on January 20, 2015, to January 21, 2015, or the earliest practicable date thereafter.

The Amendment was filed under the Securities Act for the purpose of making conforming edits in response to your comments received by telephone on January 12, 2015 and January 13, 2015.  If you have any questions concerning this request please contact Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

CLA Strategic Allocation Fund

Northern Lights Distributors, LLC

By:

   /s/ Clay Archey

By:

/s/ Brian Nielsen

Name:

Clay Archey

Name:

Brian Nielsen

Title:

Trustee

Title:

Chief Executive Officer